Filed by United Community Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: United Community Financial Corp.

(Commission File No. 000-24399)

Date: September 11, 2019

The following transcript of a joint public conference call hosted by United Community Financial Corp. and First Defiance Financial Corp. on September 9, 2019 is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified and may contain errors.

First Defiance Corp.

United Community Better Together Conference Call

Monday, September 9, 2019, 10:30 A.M. Eastern

CORPORATE PARTICIPANTS

Tera Murphy – Vice President, Marketing Director

Donald P Hileman – President and Chief Executive Officer

Gary M Small – President and Chief Executive Officer of United Community

Paul Nungester – Executive Vice President and Chief Financial Officer

PRESENTATION

Operator

Good morning and welcome to the First Defiance United Community Better Together Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star (*) key followed by zero (0). After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star (*) then one (1) on your telephone keypad. To withdraw your question, please press star (*) then two (2). Please note this event is being recorded.

I would now like to turn the conference over to Tera Murphy, Vice President, Marketing Director. Please go ahead.

Tera Murphy

Thank you. Good morning everyone and thank you for joining us for today’s First Defiance Financial Corp and United Community Financial Corp Better Together Conference Call. This call is also being webcast and a replay of this conference call will be available beginning one hour after the completion of this call and the webcast will be archived on the First Defiance website at www.fdef.com and on United Community’s website at www.ir.ucfconline.com.

Providing commentary this morning will be Donald P. Hileman, President and CEO of First Defiance; Gary M. Small, President and CEO of United Community and Paul Nungester, Executive Vice President and Chief Financial Officer of First Defiance. Following their comments on the financial aspects and other details of the strategic merger, they will be available to take your questions.

Before we begin, I would like to remind you that during the conference call today, including during the question-and-answer period, you may hear forward-looking statements related to future financial results and business operations for First Defiance Financial Corp, United Community Financial Corp and the combined company. Actual results may differ materially from current management forecast and projections as a result of factors over which the companies have no control. Information on these risk factors and additional information on forward-looking statements are included in the news release and in the company’s reports on file with the Securities and Exchange Commission, and now I will turn the call over to Mr. Hileman for his comments.

Donald Hileman

Good morning and thank you for joining us this morning. We are excited to announce the strategic partnership between First Defiance and United Community. We look at this as a very transformative partnership that allows us to position ourselves as premier community bank with over $6 billion in assets and we expect best-in-class performance with strong ratios for ROA and return on tangible equity.

A lot of the merits from a strategically compelling point of view, as we look at this transaction, are enhanced scale. We feel this is one of our longtime strategic goals independently as a company — is to continue to drive efficiencies through scale. Growth opportunities, profitability and performance all are enhanced through this transaction. It also accelerates our product agendas and improves customer experiences through the efficiencies that we have identified through this process. We believe it delivers best of the both institutions’ talent, technology and processes. We will go through an integration process of determining those decisions, but we feel we have great opportunity there.

It enhances our management depth and capacity, and when we look to be a larger organization with the challenges of a leadership, we are very comfortable with the management depth and capacity to handle the size of our organization going forward.

The other opportunity accelerates shareholder value accretion and in our minds with material EPS accretion of approximately 14% run rate accretion to First Defiance with fully-phased in cost savings of manageable tangible book value dilution of about 4% earned backed in approximately 1.8 years, and in our model we have, we believe, conservative and achievable cost savings supported by a bottom-up analysis in those areas.

I think another very important feature that we spent a lot of time talking about leading up to this transaction is the shared values of our two companies as well as familiarity of the leadership teams at both companies. Culture is very important and we talked about that independently as making sure we have the same model of customer delivery, customer focus going forward, and we think we do, and that will be a strength that we have in delivering in the competitive marketplace, but also making sure that drives itself through our organization will be a focus of Gary and myself as we go forward.

Leadership – in that familiarity, Gary and I have known each other for quite a while. We both were in the Sky Bank Organization and several others. The key leaders that we both have worked with in the past are going to be with the combined organization, so we look to that leadership familiarity and the strategic focus to help mitigate some of the integration risk. We speak of like mind, if you will, in a lot of areas and think about things in the same way, so we look at – we have not had a lot of conflicts to this point and we would not expect that going forward, so that should be some benefit when we start talking about integration and decisioning process, and we have some prior track record in this – although on a smaller scale, but we have gone through this on both sides of the coin, so.

With that Gary I will turn over it to you.

Gary M. Small

Thank you, Don. I will have you all move to the next slide where we get a look at our footprint across the markets, and as you can see, we really have the breadth of Northern Ohio, covered with our combined franchises. It is a complementary geography. There are really no branch overlaps, but we do benefit from similarity in the types of markets that we serve, so back to Don’s comment of I think we would understand each other’s client and opportunity very well, and the fact that we can pretty much compete against many of the same folks in the marketplace, which makes for a predictable go-to-market, and we know how many ways there are to win as well. We do serve a multitude of really great community markets along with 8 Metro markets as a part of the combined group, which always provides some additional opportunity relative to capital deployment and so forth.

We look to the next slide to review our balance sheet. You will find that we have about $5 billion in combined loans, and when we do mash our companies together, you will see a much better balance in the balance sheet. Over 60% of our portfolio will be in commercial. We have excess capacity, if you will, on the CRE front, room to grow, and 29% of the book is in residential mortgage, and we like that percentage quite a bit, and that book will serve us well in this down rate environment as a nice hedge against the lowering that we are all experiencing, and the consumer portfolios are really positioned to grow. Each organization has some strengths on its side that it can share with the other side, and that is back to 1 and 1 will equal more than 2 when it is all said and done.

On the deposit front, $4.9 billion in deposits. Again, from our perspective on the Home Savings side, we get a better mix between the categories. On a combined basis, our loan-to-deposit ratio does run close to 1:1, but we do have over a billion dollars of excess liquidity at the Federal Home Loan Bank, which is brought about by the residential portfolio that we have. So, this means that we really have no near-term limitation on growing our loan portfolio and earning assets going forward.

We have some yield and cost of funds information there. You will see how each works. We should end up with a margin in the 360 neighborhood on a combined basis, which will serve us well in the market as well.

With the falling rate environment that we are experiencing, it is worth noting that we have got on the United Community front, about $500 million of funding that re-prices as soon as the Fed makes a move. So, with what we are seeing going forward, it is hard to call it a tailwind, but it is going to be helpful relative to funding cost for the combined group.

On the next slide, we will talk about our business lines from the fee perspective. $63.8 million is a very strong percentage of total revenue into this very predictable fee business. Again, the mix gets stronger, First Defiance brings a wonderful insurance group, and we have got a great insurance group as well, but I think we have got room for growth in the eastern part of the state. Two very strong mortgage operations, and we also run a little bit more the retail mortgage shop beyond the footprint, and we see some planned expansion that we had in Michigan and Indiana just moving at a faster pace on that as a result of getting together.

Our wealth business gets some critical scale, and our private banking group and wealth management teams will benefit from that. The investment portfolio for the combined group assets under management would be about a billion dollars, and assets under administration would be over $1.5 billion, so again we are starting to get some critical scale to those businesses, which will be helpful in attracting talent and bringing new products to market.

With that I will turn it back to you, Don.

Donald Hileman

Good, thank you Gary. I wanted to highlight a few of the key transaction terms. There will be a 100% stock deal. The United Community will merge into First Defiance. The exchange ratio will be 0.3715 shares of First Defiance stock for every share of United Community. It closed last night, Friday that it implies a value of $9.78 per UCFC share. The ownership will be approximately 52.5 for First Defiance and 47.5 for United Community.

I think an important point also to note is that we have a defined leadership transition. I will continue to be CEO of the combined corporation for a period of time and expect to transition to the executive chairmanship of the board in early 2021. At that point, Gary will transition to the CEO and President of Holding company and the bank. My continued role on the board and Gary’s leadership role in the CEO, we believe, will have consistency in strategy and core values from the top of the house that we will continue to drive through the rest of the organization, and then, as we build our leadership teams, there will be a strong balance between members from the UCFC and First Defiance, and we think that is important to keeping, as I mentioned before, the culture of the organization consistent, and we have thought a lot about that and we will continue to think a lot about that as we blend the two companies going forward.

From a board structure, we have identified a size of 13 board members, 7 from First Defiance and 6 from United Community. Our current chairman through this succession period will be chairman of the board, and Rick Schiraldi, the current chairman of UCF will be Vice Chairman of the combined boards. As noted, the holding company will be headquartered in Defiance, Ohio and the bank will be headquartered in Youngstown. We feel it is important, as we endeavor, to put the two new companies together and the opportunity for rebranding the combined company exists, so we will be looking over the next several months to determine a new brand name for the new franchise. We expect the transaction to close in the first quarter of 2020 after all the customary conditions are closed and regulatory and shareholder approvals.

Going to the next slide, talking a little bit about our due diligence process from both the First Defiance side and the UCF side, I felt we had a very robust process we went through to understand both organizations, focusing on credit and the loan portfolios. We reviewed individually 76% of all commercial balances and 100% of commercial relationships greater than $2 million of UCFC’s portfolio, and conversely, they reviewed approximately 61% of First Defiance’s commercial balances. We looked at all regulatory compliance, legal and operational risk, with the two combined organizations as well as financial, legal, HR and regulatory. So, we continued to really focus on making sure we understood the strengths from a due diligence standpoint and became very comfortable with where we positioned ourselves today and have a good foundation or baseline, if you will, of where the opportunities lie going forward.

So, with that, I will turn it over to Paul.

Paul Nungester

Thank you, Don. Good morning everyone. I will summarize the key merger assumptions and pro forma financial impact. In terms of synergies, while we have identified some revenue enhancement opportunities, we have not included those and have only modeled for cost savings. We are projecting pretax cost synergies of approximately $17.4 million, which represents about 10% of the combined organization 2020 expense base. We expect to realize approximately 75% of this in the first 12 months post-closing, but for pro forma modelling purposes, we have illustrated this on a fully realized basis against 2020 consensus net income estimates.

Now I will walk through the tangible book value impact of transaction costs, marks and CECL. First, we are estimating $30 million of total pretax merger-related cost and we have fully reflected that dilution at closing for pro forma purposes.

Next, given that we expect this merger to close in early 2020, we have estimated the impact of applying CECL to United Community’s loan portfolio in connection with this transaction. First, we have bifurcated the loan portfolio into PCD and non-PCD pools. The credit mark relating to PCD loans, which is estimated to be $4 million, will be recorded as an allowance. The credit mark related to a non-PCD loans, which is estimated to be $25 million, will be reflected on a net basis as a reduction of loan balances. In addition, we will also need to separately record an allowance on the non-PCD loan pool via a provision charge. While this allowance is technically day one accounting, this effectively results in a double dip of the non-PCD credit mark. However, because we have to establish a separate allowance on the non-PCD portfolio, that $25 million credit mark will then get it accreted back into income over the life of the loans, which is approximately four-and-a-half years on average.

So, in summary for CECL, we will record $29 million of credit marks, which represents 1.30 of loan balances, then a day 1 allowance charge of $25 million and accrete $25 million back into income over 4-1/2 years for the non-PCD credit mark. Separate from the credit marks, we have estimated a $14 million pretax interest rate markup to the loan portfolio based on the current interest rate environment. That will be amortized against income over 4-1/2 years. The core deposit intangible is estimated at $29 million or 2% of non-time deposits and will be amortized over 10 years sum of the years’ digits. All other rate and value marks are estimated at $4 million of the net equity write-offs to be accreted or amortized over the remaining lives of the relevant assets and liabilities.

Based on those key merger assumptions, I will now summarize the pro forma financial impact. The details of the calculations can be found in the appendix to our slide deck, but the highlights are as follows. First Defiance expects to achieve approximately 14% of run rate EPS accretion, which is based on using 2020 net income consensus estimates and reflecting our cost savings on a fully realized basis. That 14% includes the net effect of all marks and the CECL Double-Dip. The $25 million CECL Double-Dip adds about 500 basis points of accretion annually, while the amortization of the $14 million interest rate loan mark subtracts about 300 basis points. So, net-net, if you look at earning accretions without any accretable yield, both up and down resulting from purchase accounting in CECL, we have earnings accretion of about 12%, which is primarily driven by the cost synergies. Our tangible book value dilution will be approximately 4%, including all estimated transaction cost and the CECL Double-Dip and the Earnback will be approximately 2 years. In terms of capital, our tangible equity ratio will be approximately 9.5% and our risk-based capital ratio will be approximately 13% and both will rebuild from there.

With that, I will turn back to Gary.

Gary M. Small

Thank you, Paul. Those numbers really set us up for the next slide, which is giving a view of what we think is the upside financially with the transaction. The slide is comparing our anticipated 2020 run rate that includes 100% of the economic benefits. So, we will call it our new normalized run rate, and comparing that with the best-in-class in the space, other banks in the $5 to $10 billion space top quartile and median, and what you will see is the excellent return figures stack up very well. The 150 ROA is the floor ROA for us going forward. We would not be surprised to exceed that. Our return on average tangible capital is in excess of 17%. At the end of the day, we are very well capitalized, and about a year and half into the deal, we will have a 10 handle back on our TCE versus TA because of that quick earn back, and we have several significantly sized diverse business lines. We are operating in geographies where we have no overriding concentration and it just makes for a very durable and predictable performance going forward. Based on last Friday’s end-of-day First Defiance stock price, these normalized earnings bring us to only 9.8% as a multiple and you can see against peers that are performing in a similar fashion somewhere between 12% and 13%. So, I deem this is having a great amount of price improvement runway on a low execution risk transaction.

The next slide is a bit of track record of each of the organizations versus banking peers, and I think what I would take away from here is that both of banks really have the ability to move the needle. First Defiance and United Community have excellent performance track records, each has a history of strong organic growth, being disciplined acquirers, and building more durable franchises by developing multiple business lines. We have more ways to win. An example of that is happening today. We are all under some pressure in the banking world from a net interest margin standpoint, but the residential mortgage business that we have fostered and grown is the perfect hedge in this environment and the wins we are having there are offsetting some of the pressures on net interest margin. Don has done the same with his team on the fee business side with the insurance growth and so forth. So, again very durable and predictable earnings going forward. You can expect more of the same. We are a disciplined shop and we are very focused as an organization on shareholder value.

The next slide is probably one of the strongest stories that we have got relative to the combination, which is the strength of our team. We have highlighted on the slides some executive leadership, which is a nice mix of folks from both organizations, and if you were to look at the next 10 or 15 folks in the executive suite, you would see the same. We will have a good mix. We have got bright folks on both sides of the shop, and as Don mentioned, when I look at this slide, we probably have seven people that have worked together at executive levels in prior lives within the same organization. All of that gives us an additional comfort level that we know how each other thinks, we know what our values are, we know how we prioritize. These are all good qualities to have as you are getting ready to go through an integration.

We do have a great deal of experience on the team, both in integration and banking business knowhow. Don mentioned that as organizations we have got experience on acquisitions, albeit a bit on the smaller side relative to the banks we have brought in, but as a leadership team I think a great many of us have been involved with a number of acquisition projects of all sizes in our past lives with other organizations, and that will serve us well through this endeavor.

On the right side of the sheet, you see that we highlight our market-based leadership team, the area executives. What we would really like to drive home here is it is a great team, and these are exactly the same faces that the market looks to for leadership now. Both internally and externally, these are the folks that are driving the ship, and they are going to be there the first day after this deal is done as well, and that continuity should, again, serve us well post close and reduce risk elements in the deal. It is a great team, and we are ready to go. Don, back to you.

Donald Hileman

Thanks Gary. In summary, a couple of comments I would like to make. We believe this is a strong position in the Midwest, as Gary outlined the map. We think we are geographically in a great position. It builds on the joint strength and enhances scale, and I think that is one of the important points. As we improve our size and efficiency, the scale gives us great opportunities, strengthens our profitability and performance in a lot of ways through the enhanced scale that we add.

On the low execution risk, I agree with Gary. We have got a lot of teams. We have already identified an integration team with a lot of experienced folks that are going to hit the ground running and lot of planning, working with our technology partners from a system’s integration standpoint but also with processes and procedures that are equally important through the integration planning, and then as well as the people side of the business.

A couple of comments on when we looked at the cost saves, we took a balanced approach to analyzing that and feel that there will be a very balanced impact on the organizations, which in a lot of respects helps to minimize what we think about the cost save side of the transactions. So, it is a very balanced approach, and then also, when we look forward on a capital management standpoint, we are looking to be in a very strong position. We look that there will be opportunities for future expansion in the future. We look to also have considerations for increased dividend opportunity in the future as well as other equity tools, including buyback of shares. So, all those tools will be considered as we go forward looking at the strong capital position and then utilization of that capital within the marketplace.

So, with that concludes our formal presentations and we will be now glad to take questions.

QUESTIONS AND ANSWERS

Operator

We will now begin the question-and-answer session. To ask a question, you may press star (*) then one (1) on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star (*) then two (2). At this time, we will pause momentarily to assemble our roster.

The first question comes from Damon Delmonte with KBW. Please go ahead.

Damon Delmonte

Hey, good morning guys. Congrats on what appears to be a pretty nice transaction between both of the organizations.

Don Hileman

Thanks, Damon.

Damon Delmonte

Sure, so my first question – I am just wondering the cost save expectation on the combined operations of 10%, could you just talk a little bit about what some of those major drivers are of that just given that there is limited branch overlap and it does not sound like there is any intention on closing branches?

Don Hileman

Sure, I will start with that and Paul will finish. A lot of that has to do is some of the benefits of some contractual relationships that we both have in place to just take our volumes and include it in other contractual relationships that has lower cost there. Clearly there is going to be some contraction in other areas within the organization considering earning support, but a lot of the drivers will be the efficiencies and how we look at other vendor relationships. We think there is a great opportunity there for lowering our cost now that we have some more scale, but clearly there will be a lot of discussions on that, so. Paul, any other thoughts on what we —?

Paul Nungester

Yeah, so Don pretty much nailed it there. A lot of it is being more efficient on a scale basis with the combined organization, leveraging our contracts with core processors and what not, and then throughout the rest of the organization, it is a similar kind of concept that we have looked at — what the opportunities are there, whether it is in occupancy or other areas to take that same approach and just be more efficient with the dollars that we are spending on that basis.

Damon Delmonte

Do you feel that you are being conservative with this outlook and if things fall into place the way you hope that you could get more cost savings out of this?

Don Hileman

As I said earlier, I think we are conservative in this approach, but the offset to some of that is the people side where we want to be focused on our culture as well, so we looked at that. I feel this is a conservative number and if things, going forward, if other triggers might not be in place, we would have maybe more triggers on this side of things, but I think from a consistent cultural viewpoint, we view this is the right number.

Gary Small

It goes back also to some of the folks we have involved driving the integration from a negotiation standpoint with vendors and so forth, where a lot of this money comes from, they have had tremendous success, and on a combined basis, we would expect them to have a little bit more to work with, and they deal with the right folks and know the right buttons to push to get the best foot forward, so I think we have what we know we can control and we have upside expectations beyond that, and let us all be happily surprised when those numbers post.

Damon Delmonte

I got it, okay, and then I believe you guys said that the combined company margin is probably somewhere in the 360 range. First of all, did I hear that correctly, and then second of all, what are your expectations for the interest rate environment going forward as far as potential for future Fed rate cuts?

Paul Nungester

Sure, I will start with the current expectation and we can move on to the future, so you did hear correctly. So today, the use consensus estimates that are out there, it is about 3.6% blended, maybe a little bit on the downside for a couple ins and outs that have not yet updated for the current rate environment since June 30, but we are comfortable on the 3.5% to 3.6% range there, and to be clear, so going forward post-merger, there are going to be a couple of purchase-related items that impact that. First is that non-PCD CECL mark that I mentioned on the call earlier. That has about 9 basis points of positive impact, but on the flipside, the interest rate loan mark there takes away about 5 basis points, so net-net, we are still in that range of 3.5% to 3.6%, at least as things stand today, and then to the extent that rates continue to decline and yield curves continue to worsen, we would expect some contraction on that and update that closer to closing.

Damon Delmonte

Okay. That is helpful, thanks.

Gary Small

In the lowering rate environment, again it is a struggle for banks to some degree. No better time than to be the working on issues relative to reducing your cost and finding other ways to win, and I think from an earning standpoint, we will be in a better position to power through from an earning standpoint in 2020 and 2021 with this activity versus being as reliant on the vagaries of net interest margin.

Damon Delmonte

Got it, okay great, and just one final question. Don, did you guys ever continue down the path of converting from your thrift charter to a national bank charter?

Don Hileman

No, we did not. We are looking that this will convert to a state-chartered institution and then the merger would be with — UCFC would come back into our state-chartered institution. We would be a state non-member bank.

Damon Delmonte

Got it, Okay, that is all that I had. Thanks, and congrats again.

Don Hileman

Thanks a lot Damon, I appreciate it.

Operator

Again, if you have a question, please press star (*) then (1).

The next question comes from Christopher Marinac with Janney Montgomery Scott. Please go ahead.

Christopher Marinac

Hey thanks, good morning. The details that you gave on how the payback and earnings accretion break out are great, so thank you for that. So, this is on 19 and 20, and I just want to go back and just make sure understood. So, if you did not have the loan rate mark or this other fair value mark, you would have a higher dilution, but you also would have a higher EPS number that actually is going against that. So, in theory, it could be a little longer payback, but it is still not going to be that huge of a difference because you have an offset on EPS. I just want to make sure I have that right.

Don Hileman

Actually, I think it would be the way in terms of the dilution. If you factor in that CECL Double-Dip, which is not there in today’s GAAP, we would have less dilution. In fact, instead of 4%, it would be closer to 1% and the earnback would be less than one year on that as opposed to about two years currently.

Christopher Marinac

I was just looking at that 11.1 and 3.5 and taking those out, which is separate from the CECL Double-Dip, right?

Paul Nungester

Yeah.

Christopher Marinac

Okay, I was kind of assuming CECL had to happen no matter what. It was more about the change. So, that leads me to my real question, which was that when you look at the other loan rate mark and the other fair value marks, what are driving that and what could change between now and closing that makes that number higher or lower? I am just sort of understanding the volatility that could happen if rates change either way between now and close.

Paul Nungester

Yes, so, on loan rate mark there, that is based on what has happened essentially since June 30. So, for pro forma purpose here, we are using June 30 balances for our public disclosures, but we have considered what has happened to the rate environment yield curves subsequent to that and based on where we are at today. That is how we got to this $40 million markup on that portfolio. Now, that will continue to change as the rate environment moves from here. So, to the extent that rates continue to drop, that mark could go up or vice versa.

Christopher Marinac

Right.

Paul Nungester

It is about 4.5-year average life.

Don Hileman

Yeah, 4-1/2-year average, so

Gary Small

To the question on the tangible capital though, the normal CECL would have done half of this transaction. What is unique about being in the purchase accounting mode is, you got the double-dip and I will let Paul described up, but it does have an impact that is purchase related of bringing your tangible capital down and extending the payback period.

Paul Nungester

That is exactly right, so we have the credit mark, which is generally consistent with what have today in current GAAP, so that would be there regardless, but the key difference here is in CECL, we now have to also record an allowance on the bulk of the portfolio, the non-PCD pool, which essentially doubles that dilution for that transaction.

Christopher Marinac

Gotcha, but that allowance is already factored upfront at closing, so it is not part of the EPS accretion numbers, because it is already accounted for upfront.

Paul Nungester

It is in the EPS accretion numbers in terms of the bring-back. We have excluded it, obviously — in terms of just like merger cost, it is a one-time thing and then you have the run rate impact from there from accreting it, yep.

Christopher Marinac

Okay, got it, the last question is do you have sense of how the day two accounting is going to work on new loans going forward under CECL and — can we presume that is not a major number because you obviously have a lower risk profile and limited issues at this juncture?

Paul Nungester

Yeah, yeah, we would say that is a fair assumption.

Christopher Marinac

Okay, very well. Thanks for taking my questions. I appreciate it.

Don Hileman

Thanks a lot Chris. I appreciate you.

Operator

The next question comes from Daniel Cardenas with Raymond James. Please go ahead.

Daniel Cardenas

Good morning guys. Congrats on the transaction.

Don Hileman

Thanks Dan.

Daniel Cardenas

Most of my questions have been answered, just a couple of clean-up. In terms of buyback, should we assume that you guys are terminating any buyback activity from now until the deal closes?

Don Hileman

I think that would be a good assumption as we go through. That is we will look at all the tools, but I would say right now that is our default.

Gary Small

I think that the first capital thing that you might see is going to — will probably be around dividends more so than buybacks, even in that near term, post close.

Daniel Cardenas

All right, sounds good and then in terms of locking down all the talent that you want to lock down, has that already been taken care — are all the folks under contract, etc.

Don Hileman

A lot of that is in place and we will continue to assess that and move forward with that.

Daniel Cardenas

Okay, perfect. That is all I have for right now. I will talk to — thanks guys.

Don Hileman

All right, Thanks a lot Dan.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Tera Murphy for any closing remarks.

CONCLUSION

Tera Murphy

Thank you for joining us today as we discussed our strategic partnership. We appreciate your time and interest in First Defiance Financial Corp and United Community Financial Corp. Have a great day.

Operator

The conference is now concluded. Thank you all for attending today’s presentation. You may now disconnect.

Important Additional Information About the Merger

This communication is being made in respect of the proposed merger transaction between First Defiance and United Community. First Defiance intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of First Defiance and United Community and a prospectus of First Defiance, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the First Defiance and United Community shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of First Defiance and United Community are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents, because they will contain important information about the proposed transaction. The documents filed by First Defiance and United Community with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by First Defiance may be obtained free of charge at First Defiance’s website at http://www.fdef.com and the documents filed by United Community may be obtained free of charge at United Community’s website at https://www.homesavings.com. Alternatively, these documents, when available, can be obtained free of charge from First Defiance upon written request to First Defiance Financial Corp., Attention: John R. Reisner, Executive Vice President, Chief Risk Officer and Legal Counsel, 601 Clinton Street, Defiance, Ohio 43512 or by calling (419) 782-5015 or from United Community upon written request to United Community Financial Corp., 275 West Federal Street, Youngstown, Ohio 44503, Attention: Jude J. Nohra, Executive Vice President, General Counsel, Chief Risk Officer and Secretary, or by calling (330) 742-0500.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The communication is not a substitute for the joint proxy statement/prospectus that First Defiance and United Community will file with the SEC.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the merger transaction between First Defiance and United Community, which are subject to numerous assumptions, risks and uncertainties. Words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of First Defiance’s and United Community’s Annual Report on Form 10-K for the year ended December 31, 2018, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by First Defiance and United Community with the SEC, risks and uncertainties for First Defiance, United Community and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of United Community’s operations with those of First Defiance will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the inability to complete the merger due to the failure of First Defiance’s or United Community’s shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; diversion of management’s attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on First Defiance’s, United Community’s or the combined company’s respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by First Defiance’s issuance of additional shares of First Defiance common stock in connection with the merger; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this filing are made as of the date hereof and are based on information available at the time of the filing. Except as required by law, neither First Defiance nor United Community assumes any obligation to update any forward-looking statement.

Participants in the Solicitation

First Defiance, United Community, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from First Defiance’s and United Community’s shareholders in connection with the merger. Information about the directors and executive officers of First Defiance and their ownership of First Defiance common stock is set forth in the definitive proxy statement for First Defiance’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 8, 2019, and First Defiance’s Annual Report on Form 10-K for the year ended December 31, 2018, as previously filed with the SEC on February 28, 2019, as well as other documents filed with the SEC. Information about the directors and executive officers of United Community and their ownership of United Community common stock is set forth in the definitive proxy statement for United Community’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 22, 2019, as well as other documents filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.